ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 29, 2004

04035958

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2004 AUG -3 P 1:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 04 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

dlw 8/4

Lodgement with Australian Stock Exchange:
29 July 2004 – (ASX Quarterly Report & Appendix 5B for the period 1 April to 30 June 2004)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

QUARTERLY REPORT FOR THE PERIOD

FROM 1 APRIL 2004 TO 30 JUNE 2004

HIGHLIGHTS

UNITED STATES OF AMERICA
Second quarter oil and gas sales amount to $700,000.
Rig being mobilised for Lake Long Deep, Lafourche Parish, Louisiana.
Terry Ewing #2 well completion, Jackson Parish, Louisiana.
Eagle Prospect, California, seismic confirms significant stratigraphic trap.
New Project identified in South Louisiana for 2004 program

CHINA
Three wells drilled Beibu Block 22/12 Offshore China.
Further exploration around Wei 6-12 area in Beibu Block 22/12.

AUSTRALIA
Apache operated Muggles-1 well (WA-254-P) plugged and abandoned.
Stokes Bay #1 well planned for October 2004 in Point Torment area.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

Apache Northwest Pty Ltd ("Apache") drilled the Muggles-1 well during June 2004 using the Ensco 56 jack-up. The well reached a total depth of 1,600 metres. No significant hydrocarbons were detected in the objective *M australis* section which was found to be non reservoir in character and the well was plugged and abandoned.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

Some delays in scheduling a follow up well to the original Point Torment discovery occurred during the quarter following the withdrawal of one of the proposed participants. A replacement partner in the proposed Stokes Bay-1 well is currently being sought by Empire Oil and Gas NL. The co-venturers have signed an agreement with LNG International Pty Ltd to purchase natural gas from the Point Torment Gas field in Retention Lease R1 in the onshore Canning Basin.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. FAR has indicated it may increase its interest in the planned Stokes Bay No 1 well pending the final make up of participants in the well. The well is presently scheduled for September 2004.

EP 104 occupies an area of 740 sq km with the current term expiring on 10 November 2004. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR: ROC

A three well drilling program taking 31 days was completed during the quarter using the Nanhai IV jack-up. The first well, the Wei 12-7-1 exploration well reached a total depth of 1795 metres. The primary objective Weizhou formation and the secondary objective Liushagang formation tested by the Wei 12-7-1 well displayed strong oil and gas shows on mud logs. However wireline logs showed these intervals to be water bearing following which the well was plugged and abandoned.

The second well, the Wei 12-8-3 appraisal well reached a total depth of 1,378 metres. Analysis of wireline log data, two cores cut through the reservoir section and fluid samples confirmed an 11 metre gross oil column in the Jiaowei Formation, all of which is net oil pay. Reservoir quality is excellent with an average porosity above 30% and inferred multidarcy permeabilities. Viscosity measurements indicate a viscous oil, higher than pre-drill expectations which had been based on evidence from the original discovery well. The viscous nature of the oil impacts both potential production rates and ultimate recovery of the estimated 90 million barrels of 18 to 20 degree API oil in place. It is now considered less likely that this field will be the cornerstone for a development within the block as had originally been hoped.

The final well in the program, the Wei 12-3-4 appraisal well reached a total depth of 1,529 metres. Log data confirmed that although the Weizou reservoir objective comprised good quality sands with oil shows it did not contain any significant hydrocarbons and the well was plugged and abandoned.

The Joint venture has commenced a 50 square kilometre seismic inversion study in the Wei 6-12 area to evaluate a strong AVO response in more detail and attempt to quantify risk and potential oil volumes. The project is likely to be completed by mid August following which a decision will be made concerning the overall future of the block.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

UNITED STATES OF AMERICA

The Company continues to view the USA, particularly the gulf coast area as the key to building a production and reserve base. FAR continually reviews new opportunities generated by a strong network built over more than a decade of doing business in Texas and Louisiana. One of FAR's early Texas wells, the Loveless "E" (FAR 16.5% working interest), has recorded over one million barrels of oil production and the company has now accumulated AUD$41 million in revenues (attributable to FAR) from the inception of its participation in the USA.

FAR has made commitments to participate in drilling a minimum of three wells during 2004 which have the potential to provide a significant boost to our US effort. These are the SL 328 #1 (Lake Long) due to spud within days, the Eagle #2 planned for October and a 12,000 foot well in our new Bay Courant Project scheduled for the last quarter 2004.

Bay Courant Project, Lafourche Parish, South Louisiana (new project)

FAR has agreed, subject to completion of formal documents, to a 15 percent participation in the Bay Courant Project, a low risk, normally pressured test of multiple Miocene pay targets with good upside potential located in the intracoastal State waters, Lafourche Parish, South Louisiana.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
HARDEMAN BASIN OILFIELDS
Los Angeles
LOUISIANA / TEXAS PROGRAM
Atlantic
Dallas
Texas
New Orleans
Pacific
RAINOSEK
Houston
Ocean
Ocean
Gulf of Mexico
Mexico
LOCATION MAP

Bay Courant Field is approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow. The field was discovered in 1973 by Tenneco Oil Company and has produced 5.1 billion cubic feet of gas and 0.4 million barrels of oil and condensate from three wells. The field has been inactive since 1980 and is believed to be a southwesterly extension of the prominent Golden Meadow Field (deep-seated salt dome) presently operated by Apache Corporation that has produced in excess of 70 billion cubic feet of gas.

The initial prospect is mapped as a structural closure against a downthrown fault and is supported by 3D seismic acquired in 1998, earlier 2D Amoco and Teneco seismic, sub surface well control and engineering studies. The attractive character of the area is manifested in wells drilled by several companies including Texaco and Tenneco. Significantly, FAR has enjoyed success in earlier programs located regionally at Kings Ridge, Lake Raccourci and Isle of St Jean Charles.

The initial development well, a normally pressured 12,800 foot test, will be drilled from a barge rig in the last quarter of 2004 and targets 4 sands with proved reserves of 5.8 billion cubic feet of gas, 0.52 million barrels of oil and additional probable reserves of 1.7 BCF and 0.41 million barrels. A second well would be anticipated for timely reserve development. A pipeline is located less than one mile from the drill site providing good logistics for early sales.


GOLDEN MEADOW
SOUTHEAST LOUISIANA
GAS PIPELINE TRANSMISSION MAP SHOWING BAY COURANT FIELD
SCALE

The Dulac Sand at Bay Courant shares a common acquifer with the Golden Meadow Field accumulation to the northeast. Two shallower sands which are also regionally productive in nearby fields, the Bourg and Pelican Sands, extend from 11,700 to 12,000 feet at Bay Courant but with no well completions to date. The Pelican Sand at Bay Courant is gas-condensate productive by drill-stem test, and the Bourg Sand is oil-prospective based on a well log show.

A deeper Bay Courant structure, mapped on seimic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone" this deeper play provides significant upside potential similar in concept (although smaller) than FAR's upcoming Lake Long Deep test. Majors have expressed an interest in farming into the lease for a deep test.

FAR's working interest at Bay Courant will reduce to 11.25 percent once payout has been achieved which is estimated to be within 7 months of well completion.

Lake long Deep Project, Lafourche Parish, South Louisiana.



The operator of the Lake Long Field, Kriti Exploration Inc, has advised FAR that Parker Rig 55-B is likely to mobilise from its present location in the Galveston Bay area to Inland Waters Louisiana State Lease 328 (Lake Long) during the last week of July 2004.

The barge rig will be used to drill the SL 328 #1 well, a proposed 15,500 foot true vertical depth test of the Lake Long Deep Prospect. The well will be operated by Palace Operation Company, of Tulsa, Oklahoma under a turnkey contract with Applied Drilling Technology Inc, a GlobalSantaFe Company.

The proposed deep test well will be directionally drilled to test the deep *Cib. Op.* interval. The well has also been designed to evaluate shallower objectives at the 6900 Sand, Krumbhaar and Upper, Middle and Lower Hollywood intervals. The well is likely to take between 70 and 90 days.

Based on the Kent Bayou Field analogue sand pay thicknesses exceeding 500 feet are possible at the *Cib. Op.* interval at Lake Long. The field operator, Kriti Exploration Inc has estimated the potential reserves of the prospect to be in the order of 766 billion cubic feet of gas equivalent.


Cib Op Growth Fault
Prospect Location Lake Long Field
32 Miles
Note: Hollywood Flats in Red
Jackson
Baton Rouge
Cib. Op. / Hollywood Trend
Lafourche and Terrebonne Parishes

With Henry Hub Nymex gas prices at US$6.15 per thousand cubic feet, a prospect of this magnitude has the potential to generate a significant future cash flow stream with a meaningful impact on a company the size of FAR.

Lake Long Field History

The Lake Long field is located in the intra-coastal waterways of the gulf coast of the United States of America and is associated with a very prolific oil and gas productive area of the Mississippi River Delta Country of south eastern Louisiana

The Kriti Exploration, Inc. portion of the field was purchased from Amoco and Arco in 1991 prior to the acquisition of modern 3D seismic. Discovered in 1938, this prolific field has made in excess of 300 billion cubic feet of gas and over 20 million barrels of oil to date. Although remarkable, the production of Lake Long field is typical when compared with its neighbours, Hollywood field (515 billion cubic feet of gas) and Bourg field (500 billion cubic feet of gas).

The Lake Long field is situated in the Houma Embayment; a structural down warping of the middle Miocene continental shelf that studies conclude has been contemporaneously filled with a northward thickening wedge of deltaic plain sands and deep marine shales.

The Embayment is bounded on the north by a large regional growth fault active as early as *Cib. Op.* time. During this time depositional loading, due to sediment influx, resulted in initiation of salt evacuation creating the major structural features in the Lake Long area.

Lake Long produces from multiple Miocene oil and gas sands of good quality (30% porosity and 500 MD to 1500 MD permeability) from reservoirs between 5,000 feet and 12,500 feet. Up to 25 discreet sands are known to occur within the Lake Long field ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 billion cubic feet of gas and 40,000 barrels of condensate.

Traps are generally structural on a deep-seated salt supported anticline. No salt has been penetrated in the field; however it is clearly imaged on a 36 square mile 3D seismic data set shot in 1998. The deepest production to date has been from the 12,000 foot Hollywood interval, a prolific Middle Miocene producer regionally on trend.

Whilst historical production in the Embayment has been from the Hollywood and shallower younger sands, in 1998 a major deeper discovery was made by Union Pacific Railroad Company on trend with the Lake Long field 32 miles to the west at the Kent Bayou field (300 plus billion cubic feet of gas) where 5 wells have each averaged initial production rates of approximately 20 million cubic feet per day and 2,000 barrels of condensate per day from *Cib. Op.* sands below 18,000 feet.


South
North
Proposed
Well Path
13 BCFG
Hollywood Sands
Depth
11,000'
15,500'
Hollywood
Cib. Op.
~700 BCFG
Cib. Op.Sands

The proposed Lake Long deep test will evaluate these same deep sands at mapped depths of between 14,000 and 16,000 feet along with shallower field pays on a known producing structure.

FAR will participate in the Lake Long Deep Test well by paying 5 percent of the well (before completion) reducing to a working interest 4.09375 percent (after completion). All working interests are subject to State and other minor royalties.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers, although field capacity would need to be upgraded in the event of a large gas discovery.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has advised that interpretation of the recently acquired 13km seismic strike line in the Eagle Project shot through the key wells on the Huron Nose provides strong evidence that the oil accumulation tested by the Mary Bellocchi No.1 vertical well in 1986 and intersected in the 2001 Eagle No.1 horizontal well appears to be not just a small structural accumulation but to have a stratigraphic component which can be interpreted to be a stratigraphic trap of the order of 20 million barrels and 40 BCF on the high side. Additional seismic attribute analysis is in progress to reinforce this interpretation.

The drilling of a new well somewhere between half and one mile northwest of Eagle No.1 on this seismic line would provide the ultimate confirmation of this interpretation of a significant stratigraphically trapped oil field.

Independent contractors now estimate that the cost to drill an initial vertical well to determine the presence of Gatchell Oil Sand updip from Eagle-1 would be US$1.42 million. The all up cost to case and test this well through the target oil horizon would be in the order of US$2.07 million thus significantly reducing the risk money to test the potentially significant updip stratigraphic potential.

Armed with this new information, the Operator is seeking a local industry partner to carry out the drilling of the new Eagle-2 well in September-October 2004.

In mid 2001, Eagle 1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi 1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

FAR has a 15 percent working interest in the Eagle Project and is likely to farm out some portion of this interest to an incoming participant in any new well.

Rainosek-Halletsville Project, Lavaca County, Texas

During the quarter workovers were performed on the Rainosek lease wells.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Clear Branch Field, Jackson Parish, North Louisiana

During the quarter the Terry Ewing No 2 well was subject to a fracture treatment. The well has been placed on gas lift and is producing approximately 100 thousand cubic feet per day from the Hosston Sands. The well is being operated by Hilcorp Energy Company, of Houston, Texas. The location hosts production facilities connected to the Louisiana State Gas pipeline.

FAR has a 9.375 percent interest in the Terry Ewing No 1 and No 2 wells and associated production equipment.

PRODUCTION

Gas sales during the quarter totalled 38.8 million cubic feet for an average of 0.39 million cubic feet per day at an average price of US$5.25 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 7,651 barrels for an average of 84 barrels of oil per day at an average price of US$37.06 per barrel before production taxes. Quarterly revenues amounted to $699,574.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

Quarter ended ("current quarter")

30 JUNE 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors		682	1,142
1.2	Payments for	(a) exploration and evaluation	(441)	(653)
		(b) development		(90)
		(c) production	(147)	(337)
		(d) administration	(218)	(404)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		17	35
1.5	Interest and other costs of finance paid		(5)	(15)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(112)	(322)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(35)	(38)
		(b)equity investments		
		(c) other fixed assets	(21)	(24)
1.9	Proceeds from sale of:	(a)prospects	260	260
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		204	198
1.13	Total operating and investing cash flows (carried forward)		92	(124)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	92	(124)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	1,085	1,801
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(10)	(62)
	Net financing cash flows	1,075	1,739
	Net increase (decrease) in cash held	1,167	1,615
1.20	Cash at beginning of quarter/year to date	2,452	2,022
1.21	Exchange rate adjustments to item 1.20	104	86
1.22	**Cash at end of quarter**	3,723	3,723

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	84
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Under a farmout agreement ROC Oil Company Limited has agreed to carry FAR for expenditure up to an amount of US$633,000 in relation to the 3D seismic program and certain other costs on Beibu Gulf Block 22/12. Pursuant to the agreement FAR's interest reduced from 10% to 5%. At the end of the June 2004 quarter the free carry had been fully utilised.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	*Loan facilities*	860	639
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	906
4.2	Development	
	Total	**906**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	417	243
5.2	Deposits at call	1,101	1,113
5.3	Commercial Bills	1,344	1,096
5.4	US Certificates of Deposit (short term investment)	861	0
	Total: cash at end of quarter (item 1.22)	3,723	2,452

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	188,355,183	186,755,183	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 1,400,000 17,500,000 8,016	 1,400,000 15,900,000 8,016	 9.8 cents 6.2 cents 7 cents	 N/A N/A N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Tradeable Incentive	 104,598,161 8,000,000	 102,998,161 --	*Exercise price* 7 cents 10 cents	*Expiry date* 31 July 2005 16 June 2007
7.8	Issued during quarter (FAROA)	 1,400,000 17,500,000	 1,400,000 15,900,000	*Issue Price* 4.8 cents 0 cents	*Expiry Date* 31 July 2005 31 July 2005
7.9	Exercised during quarter	(8,016)	(8,016)	*Exercise Price* 7 cents	*Expiry Date* 31 July 2005
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1. This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2. This statement does give a true and fair view of the matters disclosed.

Sign here: . (Director) Date: 29 July 2004

Print name: MICHAEL EVANS

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3. **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4. The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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